UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-40008

Sunrise New Energy Co., Ltd.

Room 703, West Zone, R&D Building

Zibo Science and Technology Industrial Entrepreneurship Park, No. 69 Sanying Road

Zhangdian District, Zibo City, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Change of Auditor

On March 3, 2025, Sunrise New Energy Co., Ltd. (the “Company”) appointed Wei, Wei & Co., LLP (“WWC”) as its independent registered public accounting firm, effective immediately. WWC replaces Marcum Asia CPAs LLP (“MarcumAsia”), the former independent registered public accounting firm, which the Company dismissed on the same day. The appointment of WWC and the dismissal of MarcumAsia were made after a careful consideration and evaluation process undertaken by the Company, and were subsequently approved by the audit committee of the board of directors of the Company. The Company’s decision to make this change was not the result of any disagreement between the Company and MarcumAsia on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

The Company appointed MarcumAsia to serve as its independent registered public accounting firm on December 16, 2022. The report of MarcumAsia on the consolidated financial statements of the Company for the fiscal year ended December 31, 2023, which was the only fiscal year for which MarcumAsia issued a report (the “2023 Report”) on the consolidated financial statements of the Company, did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, scope of accounting principles, except for an explanatory paragraph in such report regarding substantial doubt about the Company’s ability to continue as a going concern. In connection with the audits of the Company's consolidated financial statements for the fiscal year ended December 31, 2023, and in the subsequent interim period through March 3, 2025, there were no disagreements with MarcumAsia on any matters of accounting principles or practices, financial statement disclosure or auditing scope and procedures, which, if not resolved to the satisfaction of MarcumAsia, would have caused MarcumAsia to make reference to such matters in its report. There were no reportable events (as that term is described in Item 304(a)(1)(v) of Regulation S-K), except for the following: (1) an explanatory paragraph in the 2023 Report regarding substantial doubt about the Company’s ability to continue as a going concern; and (2) material weaknesses related to the Company’s internal control over financial reporting in Item 15 of the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the U.S. Securities and Exchange Commission on May 16, 2024, during the fiscal years ended December 31, 2023 and 2024, or in the subsequent period through March 3, 2025.

The Company provided MarcumAsia with a copy of the forgoing disclosure and requested MarcumAsia to furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether or not MarcumAsia agrees with the above statements. A copy of MarcumAsia’s letter, dated March 5, 2025, is furnished as Exhibit 16.1 to this Form 6-K.

During the two most recent fiscal years and in the subsequent interim period through March 3, 2025, the Company has not consulted with WWC with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that would have been rendered on the Company’s consolidated financial statements, or any other matters set forth in Item 304(a)(2)(i) or (ii) of Regulation S-K.

EXHIBIT INDEX

Number	Description of Exhibit

16.1	Letter of Marcum Asia CPAs LLP to the U.S. Securities and Exchange Commission dated March 5, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 5, 2025

Sunrise New Energy Co., Ltd.

By:	/s/ Haiping Hu
Name:	Haiping Hu
Title:	Chief Executive Officer

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